

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 25, 2008

<u>**Via U.S. Mail and Fax (817) 665-5004**</u>
Mr. Philip Cook
Chief Financial Officer
Quicksilver Resources Inc.
777 West Rosedale
Fort Worth, TX 76104

    **Re: Quicksilver Resources Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2007
           Filed February 27, 2008**

                   **Form 10-Q for the Quarterly Period Ended September 30, 2008
           Filed November 5, 2008
           File No. 1-14837**

Dear Mr. Cook:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        /s/ Brad Skinner for CW

                        Chris White
                        Branch Chief